Exhibit 99.29

VOX PROVIDES 2021 GUIDANCE AND CONSTRUCTION
UPDATES FROM OPERATING PARTNERS

GEORGE TOWN, CAYMAN ISLANDS – April 13, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide 2021 guidance and share recent construction updates from royalty operating partners Thor Explorations Ltd. (TSXV: THX) (“Thor”) and Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”).

Kyle Floyd, Chief Executive Officer stated, “We are excited to share our maiden 2021 revenue guidance and exciting construction newsflow from our operating partners with Vox investors. Our strategy of acquiring attractive royalties at disciplined prices that are approaching first production means our forecast revenue profile from 2021 to 2023 is expected to offer significant growth to investors. The development milestones from Segilola and Bulong, along with the expected further revenue from our royalties over part of Karora Resources’ Higginsville operations, the Brauna diamond mine in Brazil, and royalty over part of the Koolyanobbing iron ore mine operated by Mineral Resources Ltd, all support meaningful revenue growth year over year. Vox looks forward to further announcements regarding the organic growth of our 50 royalties and streams already within the portfolio”.

2021 Outlook

In 2021, Vox expects royalty revenue to total C$1,700,000 – C$2,500,000 (approximately 1,000 to 1,500 attributable gold equivalent ounces at US$1,700/ounce), with approximately two thirds of expected revenue derived from gold. The Company expects gold equivalent ounces to be weighted towards the second half of the year, following (i) first production from the Segilola gold mine in June 2021, and (ii) first ore production from the Altair open pit at the Koolyanobbing iron ore operations, complementing current production from the Deception pit.

Summary of Construction Updates

•	Segilola gold project resource and reserve update and improved life of mine plan from Thor; and

•	Bulong gold project 1.5Mtpa milling facility option exercise and drilling update from Black Cat.

Segilola (Construction) – Resource and Reserve Update1 and Improved Life of Mine

•	Vox holds a 1.5% net smelter return royalty (capped at US$3.5M) over the Segilola gold project;

•	On March 29, 2021, Thor announced the following highlights:

o	First gold pour is scheduled for delivery in June 2021, prior to completion of EPC plant performance conditions which is scheduled for August 2021;

o	Total probable reserves[1] upgraded to 517,800 ounces at 4.02g/t, representing a 28% increase over the March 2019 Definitive Feasibility Study (“DFS”);

o	Segilola process plant design capacity increased to 715,000tpa, representing a 14% increase to the DFS design; and

o	Life of mine plan has been optimized to support increased process plant production rate.

Bulong (Pre-Construction) – Acquisition of 1.5Mtpa Mill, Construction Update and Drilling Update

•	Vox holds a 1% net smelter return royalty over part of the Bulong gold project;

•	On March 25, 2021, Black Cat announced that:

o	it had exercised its option to acquire a 1.5mtpa milling facility inclusive of associated equipment;

o	it plans to construct a processing facility at the Kal East Gold Project (which includes Bulong royalty-linked deposits) during 2021; and

o	the processing facility will be centrally located near the Imperial/Majestic deposits ~50kms east of Kalgoorlie.

•	On March 26, 2021, Black Cat announced that:

o	Black Cat’s ongoing drilling program is progressing well with ~62,000m drilled since July 2020;

o	The infill RC program at the royalty-linked Trump deposit is complete and consisted of 28 RC holes for 2,022m;

o	The program was designed to upgrade the Trump Resource where previous drilling returned 4m @ 13.46 g/t Au from 50m (19TRRC025); and

o	Results were encouraging and will be used in the upcoming Resource update due in April 2021.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Vox Royalty Corp., Chief Executive Officer
info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the fiscal 2021 year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in. In addition, statements relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	The Segilola Gold Project mineral resource and reserves are based on the following:

a.	Mineral Resources: Mr I Taylor (MAusIMM, CP) is responsible for this Mineral Resource Statement and an “independent qualified person” as such item is defined in NI 43-101 CIM (2014) definition standards were followed for Mineral Resource Reporting. Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. A designed pit wireframe was used to constrain the resources. Mineral Resources are estimated using an average long term gold price of $1,800 per ounce. Underground Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au, beneath the open pit constraint and inside the high-grade wireframe lode models. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Totals may not add exactly due to rounding. This Mineral Resource estimate is dated “March 2021”, based on Thor’s press release dated 29 March 2021.

b.	Mineral Reserves: Mr M Burger (EIZ, SAIMM, SACNASP) is responsible for this Mineral Reserve Statement and an “independent qualified person” as such item is defined in NI 43-101 CIM (2014) definitions were followed for Mineral Reserves. Open Pit Mineral Reserves are estimated at a cut-off grade of 0.3 g/t Au and are based on Indicated Resources only. Mineral Reserves are estimated using an average medium-term gold price of $1,650 per ounce. Mining dilution of 12% and mining recovery of 97% were applied. There are no known legal, political, environmental other risks that could materially affect the potential development of the mineral resource or mineral reserve. Numbers may not add due to rounding. This Mineral Reserve estimate is dated “March 2021”, based on Thor’s press release dated 29 March 2021.